United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Marcelo Silva Braga
Theo Penedo
Virgínia Monteiro
Phone: (55 21) 3814-4540
A VINTAGE YEAR
Performance of CVRD in 2006

Rio de Janeiro, March 7, 2007 — Companhia Vale do Rio Doce (CVRD) hereby presents its results for 2006, which was yet another year in which important strategic, operational and financial challenges were overcome.
The acquisition of Inco Ltd. (Inco) was successfully carried out — financed under very favourable conditions which have allowed us to continue with a low risk debt profile and a very healthy balance sheet, maintaining CVRD’s investment grade with four of the world’s largest rating agencies.
Taking strategic decisions enabled us to emerge as the second-largest company in the world in the mining and metals industry, by market capitalization. Between December 2001 and February 2007, CVRD’s market value has increased by more than US$ 75 billion, with a total return to shareholders in the period 2001-2006 of 42.7% a year.
In the last five years, remuneration paid to shareholders has amounted to US$ 4.7 billion, the proposed payment for 2007 being US$ 1.65 billion, equivalent to US$ 0.68 per share, up 27% compared to the US$ 1.3 billion distributed last year.
We successfully obtained the certification of our internal control process related to consolidated financial statements in compliance to the requirements of section 404 of the Sarbanes-Oxley law. The tests to verify the effectiveness of CVRD’s and its subsidiaries’ — 18 companies — disclosure controls and procedures started in April 2006 and resulted in the certification, without any gap, issued by the independent auditors PricewaterhouseCoopers (PwC). 1,905 disclosure controls and 58 procedures were identified and 2,626 tests were performed.
New records were achieved in the production of iron ore, alumina, aluminum, copper, potash and kaolin, reflected in record shipments of these products. In 2006, CVRD became the main supplier of iron ore to China, reaffirming its position as global leader.
The consolidation of CVRD Inco, already partly reflected in 4Q06 figures, reveals the higher quarterly production in the nickel operations, with 69,000 tons of refined nickel produced. On a pro forma basis, CVRD produced the highest quantity of refined nickel in the world in 2006, with 250,600 tons.
The Company has also set various new records in its financial performance, in terms of revenue, operating profit, net earnings, cash generation and investment.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are CVRD Inco (as from this quarter, without adjustment in prior periods ), MBR, Cadam, PPSA Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), CVRD International and CVRD Overseas. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD had shared control on December 31, 2006 were MRN, Kobrasco, Nibrasco, Hispanobras, Itabrasco, Samarco and CSI.

Confidence in the future is demonstrated by our continuing investment in organic growth, with a capex budget of US$ 6.3 billion for 2007, as well as another important step in expanding the coal business, with the acquisition of AMCI Holdings Austrália Pty for US$ 668 million.
Main records in 2006:
•	Shipments:
•	iron ore and pellets, 272,682 million tons;

•	alumina, 3.207 million tons;

•	primary aluminum, 510,000 tons;

•	copper, 169,000 tons;

•	potash, 733,000 tons;

•	kaolin, 1.323 million tons.
•	Railroad transport of general cargo for clients, 28.922 billion net ton kilometres (ntk).

•	Financial indicators:
•	gross revenue of R$ 46.746 billion;

•	consolidated exports of US$ 9.656 billion, up 37.5% compared to 2005;

•	net exports (exports less imports) of US$ 8.784 billion, 38.6% higher than in 2005. CVRD accounted for 19.0% of Brazil’s trade surplus in 2006;

•	operating profit as measured by EBIT of R$ 20.089 billion;

•	EBIT margin of 44.4%;

•	cash generation as measured by EBITDA of R$ 22.759 billion;

•	net earnings of R$ 13.431 billion, corresponding to R$ 5.56 per share;

•	investment of US$ 26.0 billion, US$ 3.2 billion being in organic growth, US$ 1.3 billion in stay-in-business expenditures and US$ 21.5 billion in acquisitions [1].

SELECTED FINANCIAL INDICATORS

R$ million
	4Q05	3Q06	4Q06*	2005	2006*
Gross operating revenues	9,204	11,642	16,692	35,350	46,746
Exports (US$ million)	2,011	2,412	2,419	7,021	9,656
Net exports (US$ million)	1,838	2,183	2,225	6,339	8,784
EBIT	3,659	5,250	7,080	14,556	20,089
EBIT margin (%)	41.0	46.8	43.4	42.8	44.4
EBITDA	4,201	5,895	7,957	16,701	22,759
Net earnings	2,637	3,973	3,368	10,443	13,431
Net earnings per share (R$)	1.15	1.64	1.39	4.54	5.56
Annualized ROE (%)	43.4	32.6	34.4	43.4	34.4
Capex** (US$ million)	1.852	1.060	16.556	4.161	26.000

*	Financial indicators takes into account CVRD Inco consolidation from 4Q06.

**	Acquisitions included

BUSINESS OUTLOOK
After four years of above-trend expansion, we believe that the global economy will continue to show a robust performance in 2007. The current expansion cycle is the longest or if not one of the longest prosperity periods experienced by the global

[1]	Calculated in accordance with generally accepted accounting principles in the United States (US GAAP).

economy in the last sixty years, and is strongly reflected in the demand for minerals and metals.
In the short term the main downside risks to global economic growth are the US housing downturn and the slowdown in global industrial production growth. However, we believe that the risks of a reversal in the present scenario of growth are moderate.
The contraction of residential construction investment in the US has had an uninterrupted negative effect on the performance of the US GDP since the fourth quarter of 2005. Nevertheless, up until now there are no signs of this negative effect having spilled over to other sectors of the US economy.
Financial markets remain on a healthy condition, with no indications of deterioration in the quality of credit, and long term interest rates are reasonably stable and at levels which stimulate investments. In spite of the fall in property prices, consumer spending is still the main driving force in the US economy, stimulated by lower gasoline prices, the stock market performance and good conditions in the labor market.
In February 2007 the Global Manufacturing PMI, the indicator of conditions in the global manufacturing industry, drawn up by JP Morgan, registered the first increase since May 2006, ending a phase of consecutive falls which indicated the deceleration of growth in global industrial production. The new orders to inventories ratio reached its highest level since mid 2006, in a phenomenon that usually anticipates a period of more accelerated pace of industrial production.
The consumption of excess inventories proceeds favorably, though it is a process which will take another few months to reach an adequate balance between inventories and sales.
With the exception of the US, the performance of the main economies in the last quarter of 2006 suggests robustness in global demand for final products. This will facilitate adjustment of inventories in a shorter time, allowing the cycle to evolve smoothly.
The performance of the Japanese economy surprised on the upside, with 4.8% growth in the last quarter of last year. In the Euro Zone the GDP is reckoned to have grown 3.6% in 4Q06, which is almost double the average rate for 2003-2006 of 1.9% a year.
China grew 10.7% in 2006, the highest rate of expansion since 2004, and our expectation is that growth will remain close to 10% in 2007 and 2008. While more moderate than in recent quarters, growth in GDP for 4Q06 was 10.4%, with industrial production growing at 15% and investment in fixed assets 25%.
World production of steel continues to grow strongly, with an increase of 13.5% in January 2007 compared to the same month last year, with 27.3% expansion in China, 9.1% in India and 9.8% in Europe. If we exclude China, world production would have increased by 7.1%, the highest rate since August 2006.
Prices of metallics — pig iron, scrap and HBI — are rising, returning to the levels prevailing in 2Q06, while the prices of iron ore on the spot market are actually higher than the CVRD sinter feed landed in China (FOB price plus freight rate) of US$ 8-11 per ton, already including a 9.5% price increase negotiated with clients in December 2006.

There are therefore still signs of an imbalance in the iron ore market, in which excess demand continues to be addressed at high prices and with inferior quality products.
In China, where CVRD became the largest supplier of iron ore in 2006, our expectation is that although steel production will tend to grow at a more moderate rate than that of the last ten years, when it reached 15.3% a year, demand for imported iron ore will continue to need significant additional quantities up to the end of this decade, thus maintaining pressure on global supply.
The phase of expansion in production capacity based on brownfield projects seems to have come to an end, so that growth in supply of iron ore in the next few years will be at a much higher marginal cost.
The global nickel market is facing the effects of structural changes on the supply side.
Current production is based on nickel sulphide deposits, whose metallurgy is well known and from which are extracted various byproducts — platinum group metals, copper, cobalt, gold and silver, as in the case of our operations in the Sudbury Basin — which helps to reduce costs.
Production growth needed to meet the significant expansion of demand resulting mainly from Chinese economic development and emerging market economies, rising incomes depends on laterite deposits. Metallurgy of nickel laterites involves higher marginal operational and investment costs, and, in the short term, there are challenges to be overcome in the development of new projects.
Thus the tendency over the next two years is for the persistence of a tight market, without room for rebuilding nickel inventories, which are at a historically low level.
CVRD is at present developing three projects — Onça Puma, Goro and Vermelho — of which Onça Puma should be the first to enter into operation, but only at the end of 2008. These projects, along with increased productivity in operations in Canada and Indonesia, will enable us to increase the supply of products to the stainless steel industry and other applications outside the steel industry over the next few years. Technological capacity and the ability to offer services gives CVRD substantial competitive advantages in meeting the demand for higher added-value nickel products, and constitutes one of the most important sources for creating future value in the nickel business.
Alumina prices on the spot market have been highly volatile as a result of the substantial increase in Chinese production, based on imported bauxite from Indonesia, and more recently problems in Guinea.
Sustainable alumina supply basically depends on the availability of large reserves of good quality bauxite, on reliable bases at competitive costs. CVRD has completed the first phase of development of the Paragominas mine in the state of Pará, with a nominal capacity of 5.4 million tons per year, and is starting to develop the second phase which will add capacity for another 4.5 million tons.
The availability of significant reserves of high quality bauxite and an efficient alumina operation, with low operational and capex costs, allow us to grow — the construction of stages 6 and 7 at the Alunorte refinery proceed at a normal pace — with sales through long term contracts, and prices indexed to the quotations of aluminum on the LME. Demand for aluminum is increasing due to economic growth and greater penetration in some applications, and inventories have stabilized at levels that are lower than in the recent past.

Copper prices have been negatively affected by the strong reduction of Chinese imports, contraction of real estate construction in the United States and marginal substitution by other materials. This meant a fall of 38.7% from the peak in May 2006 to the beginning of February 2007.
With the resumption of imports by China, the phase of destocking appears to have come to an end, and this has contributed to a recovery in copper prices, which from the minimum recorded on February 8 rose 15.2% by the end of the month. The reversal of the tendency of prices to fall benefits CVRD, whose exposure to the copper market increased with the acquisition of Inco. Our production, on a pro forma basis, reached 267,000 tons of copper in 2006 as against 237,000 in the previous year.
The demand for platinum group metals — CVRD Inco produced 153,000 oz of platinum and 208,000 oz of palladium in 2006 — will be driven by clean air regulations in the US and Europe, the rising sales of flat panel TVs and hard disk drives, as well as demand for platinum jewelry, given the increase in personal income in emerging market economies. On the supply side, expansion is limited by scarcity of reserves and the high costs of greenfield projects.
Recovery of Brazilian production of grains — especially soybeans — and steel has a favorable impact on the demand for our logistics services. Over the last couple of years growth slowed due to problems in these two sectors.
CVRD remains confident in the future of the global economy and the mining and metals markets and in its ability to keep on the value creation path which has characterized its performance in the last few years.

THE CVRD INCO INTEGRATION
CVRD completed the acquisition of Inco Ltd, emerging from this transaction as the second largest mining and metals company in the world, in terms of market capitalization. CVRD Inco Ltd (CVRD Inco) is the new company formed by the amalgamation of Inco Ltd and Itabira Canada, a CVRD subsidiary.
On January 30, 2007, CVRD Inco started with a new administration. The nickel business is managed from Toronto, as well as activities related to marketing and metal sales.
Mineral exploration activities and supply management were integrated into the global divisions with the purpose of achieving synergies. The mineral research centre is based in Belo Horizonte, Brazil, with five regional offices: Lima in Peru, Toronto in Canada, Johannesburgh in South Africa, Brisbane in Australia and Saint Prex in Switzerland.
The exploitation of synergies at Sudbury is already in progress, with the optimization of feed flows. A circuit for the removal of copper was introduced in the Clarabelle plant in 4Q06 and the resulting copper/nickel separation has made more nickel available to feed the smelter at Copper Cliff North, while the copper concentrate is processed at the Xstrata smelter. As a result, we have increased our nickel smelting capacity, boosting cash generation in the production process.
As a consequence of operational improvements which have resulted in productivity gains in the mines at Thompson (Manitoba) and Sudbury (Ontario) and in the Clarabelle mill and the beginning of the optimization of feed flows at the Sudbury Basin, as well as the ramp-up at Voisey’s Bay, refined nickel production reached a new quarterly record of 69,000 tons in 4Q06, exceeding the previous record of 66,400 tons achieved in 4Q04.

A team made up of professionals from CVRD and Goro Nickel Inc. has been formed to carry out a complete re-evaluation of the Goro project and draw up a series of measures to minimize political, environmental, technological and operational risks.
The financial statements of our subsidiary CVRD Inco have been consolidated into the results in BR GAAP from the fourth quarter of 2006. Bearing in mind that the acquisition was carried out on October 24, 2006, only two months of the last quarter are considered in the consolidated figures.
In order to make it easier to understand the figures, and by way of illustration, we have shown the main numbers in the financial statements of CVRD and CVRD Inco on a pro forma basis in BR GAAP, for the years 2005 and 2006.
Operating profit as measured by EBIT, on a pro forma basis would be R$ 24.143 billion in 2006, up 38.2% compared to 2005 — due to the increase in net revenues of R$ 11.996 billion, up 26.7%, partially offset by an increase of R$ 4.046 billion, 17.2%, in the cost of goods sold (COGS) and an increase of R$ 1.280 billion, 32.4%, in operational expenses.
Operating margin in 2006 was 42.4%, versus 38.8% in 2005.
EBITDA amounted to R$ 27.486 billion, up 35.4% on 2005, R$ 20.306 billion.
Pro forma net earnings in 2006 of R$ 14.760 billion, were up by R$ 4.202 billion, (39.8%), in comparison to R$ 10.558 billion in 2005. This performance is the result of growth in operational profit the R$ 6.670 billion, partially offset by the increase in taxes paid, R$ 1.806 billion, and the deduction of minority shareholder stakes, R$ 230 million.
Sales of iron ore and pellets now represent 45.2% of the total 2006 revenue of R$ 58.440 billion. At the same time, sales of nickel made up 24.6%, aluminum chain products — bauxite, alumina and aluminum — 9.5%, copper 6.8%, logistics services 5.8%, manganese and ferro-alloys 2.1% and other products, 6.0%. This distribution shows that we have a much more diversified portfolio of products than before the acquisition.
The composition of revenue by geographic destination has also changed. Asia is the main market with 39.8%, although China’s participation dropped to 16.6%. Europe has a 22.6% slice, while the Americas reach 33.9%, with a reduction, however, of the relative importance of the Brazilian market, which represents 14.8%.

PRO FORMA
Twelve-month period ended at December 31

Selected financial indicators R$ million				Production 000’ tons
	2005	2006	%		2005	2006	%
Net operating revenue	44,990	56,986	26.7	Iron ore	240,413	271,069	12.8
Cost of goods sold	(23,563)	(27,609)	17.2	Pellets	36,376	33,174	(8.8)
Gross profit	21,427	29,377	37.1	Manganese ore	3,032	2,242	(26.1)
Operating Expenses	(3,954)	(5,234)	32.4	Ferro-alloys	563	534	(5.1)
Operating profit	17,473	24,143	38.2	Nickel	221	251	13.5
Non-operating results	(1,416)	(1,592)	12.4	Copper	237	267	12.8
Operating profit before financial result and result from shareholdings	16,057	22,551	40.4	Bauxite	6,884	7,100	3.1
Income tax and social contribution	(3,288)	(5,094)	54.9	Alumina	2,570	3,939	53.2
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(839)	(1,095)	30.5	Aluminum	538	550	2.2
Minority shareholding participation	(1,372)	(1,602)	16.8	Cobalt (tons)	1,660	2,040	22.9
Net earnings	10,558	14,760	39.8	Platinum (1,000 troy ounces)	173	153	(11.6)
EBITDA	20,306	27,486	35.4	Palladium (1,000 troy ounces)	222	208	(6.3)
				Gold (1,000 troy ounces)	80	78	(2.6)
				Potash	641	732	14.2
				Kaolin	1,218	1,352	11.1

GROSS REVENUES EXCEED R$ 46 BILLION
CVRD’s gross operating revenue in 2006 amounted to R$ 46.746 billion, the highest in the Company’s history, being 32.2% over the previous year’s figure of R$ 35.350 billion, and 61.1% higher than that reported in 2004, of R$ 29.020 billion.
Revenues in 4Q06 amounted to R$ 16.692 billion, a new quarterly record, up 81.4% on 4Q05’s revenue figure of R$ 9.204 billion. The previous record was achieved in 3Q06, when revenues reached R$ 11.642 billion.
The two months of consolidation with CVRD Inco added R$ 6.025 billion to the Company’s operating revenues in 2006, price increases being responsible for R$ 6.011 billion of this, with increased volume accounting for R$ 2.774 billion — while the appreciation of the Brazilian Real against the US Dollar last year had a negative impact of R$ 3.414 billion.
In 2006, the sale of ferrous minerals accounted for 59.1% of gross revenues, while non-ferrous minerals accounted for 18.2%, products in the aluminum chain — bauxite, alumina and aluminum — for 11.8%, logistics services, 7.3%, and steel products, 3.2%.
Asia became the Company’s main sales destination in 2006, accounting for 37.3% of total revenues, exceeding the sales in the Americas, which accounted for 33.4%. The increase in the percentage sold to the Asian market was the result of higher shipments to China, Japan and South Korea.
Revenues from sales to China continued to grow strongly in 2006, being up by 61.4%, rising from R$ 5.154 billion in 2005, or 14.6% of the Company’s total revenue, to R$ 8.318 billion in 2006 — 17.8%. In 2006, CVRD became the largest individual supplier of iron ore to the Chinese market, with shipments of 77.9 million tons.
Despite the Brazilian market contribution of R$ 8.583 billion, increase of 6.3% related to 2005, the percentage contribution from this market in CVRD total revenues dropped from 22.8% in 2005 to 18.4% in 2006. The lacklustre performance of nickel and copper shipments and the timid growth in iron ore sales, only 2.1% in 2006, help to explain this reduction.

GROSS REVENUES — BY PRODUCT

R$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Iron ore and pellets	6,343	7,591	6,930	23,368	66.1	26,340	56.3
Iron ore	4,404	6,024	5,418	16,693	47.2	20,719	44.3
Pellets	1,939	1,567	1,512	6,675	18.9	5,621	12.0
Pelletizing plants operation services	19	18	18	71	0.2	70	0.1
Manganese and ferro-alloys	272	319	349	1,488	4.2	1,225	2.6
Contained copper	294	609	1,029	937	2.7	2,327	5.0
Nickel	—	—	5,088	—	0.0	5,088	10.9
Cobalt	—	—	40	—	0.0	40	0.1
Precious metals	—	—	39	—	0.0	39	0.1
PGMs	—	—	183	—	0.0	183	0.4
Potash	92	119	93	359	1.0	310	0.7
Kaolin	114	115	152	428	1.2	473	1.0
Aluminum	933	1,440	1,496	3,857	10.9	5,533	11.8
Logistics	781	956	849	3,291	9.3	3,405	7.3
Railroads	575	716	639	2,405	6.8	2,578	5.5
Ports	111	146	136	490	1.4	515	1.1
Shipping	95	94	74	396	1.1	312	0.7
Steel products	338	414	333	1,509	4.3	1,478	3.2
Others	18	61	93	43	0.1	235	0.5
Total	9,204	11,642	16,692	35,350	100.0	46,746	100.0
GROSS REVENUES — BY DESTINATION

R$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Americas	3,082	4,036	5,300	13,105	37.1	15,612	33.4
Brazil	1,855	2,434	2,294	8,073	22.8	8,583	18.4
USA	627	776	1,447	2,647	7.5	3,421	7.3
Canada	71	213	1,094	334	0.0	1,635	3.5
Others	529	613	465	2,051	6.7	1,973	4.2
Asia	3,143	4,087	7,082	10,308	29.2	17,419	37.3
China	1,759	2,166	2,807	5,154	14.6	8,318	17.8
Japan	810	1,113	2,039	3,044	8.6	4,853	10.4
Others	574	808	2,236	2,110	6.0	4,248	9.1
Europe	2,347	3,025	3,740	9,652	27.3	11,633	24.9
Rest of the World	632	494	570	2,285	6.5	2,082	4.5
Total	9,204	11,642	16,692	35,350	100.0	46,746	100.0

OPERATING COSTS AND EXPENSES
In 2006 the Company’s cost of goods sold (COGS) amounted to R$ 20.756 billion, up 27.3% on the figure in 2005 of R$ 16.311 billion. In 4Q06, CVRD’s COGS were R$ 7.524 billion, compared to R$ 4.407 billion in 4Q05.

A significant part of the increased costs in both periods, the year 2006 and 4Q06, of R$ 2.760 billion, is explained by the consolidation of CVRD Inco.
Excluding the effects of the consolidation of CVRD Inco, COGS would have amounted to R$ 17.996 billion in 2006, up 10.3% on the previous year. In 4Q06, total costs would have been R$ 4.764 billion.
In 2006, the main cost item was expenditure on outsourced services, R$ 4.199 billion, representing 20.2% of total COGS. Disregarding the amount related to CVRD Inco, of R$ 284 million, this item showed an increase of 14.9% compared to the previous year — R$ 3.915 billion compared to R$ 3.406 billion. This increase was basically the result of higher production volume and sales (R$ 277 million) and higher prices (R$ 232 million).
In 2006, expenditure on electricity, fuel and gas totalled R$ 3.879 billion. Excluding the expenses incurred by CVRD Inco, this expense would have been R$ 3.616 billion, up R$ 375 million on the previous year. This rise in expenditure was due to an increase in the Company’s business activities, as well as an increase in fuel and electricity prices.
Expenditure on materiel contributed R$ 3.500 billion to COGS, R$ 275 million, 7.9%, being related to CVRD Inco. In 2005, expenditure on materiel amounted to R$ 3.105 billion. The main expenditure items being replacement parts and equipment, inputs, tyres and conveyor belts.
With regard to the purchase of raw material, which amounted to R$ 3.308 billion, 33.4% referred to raw material purchased by CVRD Inco. Disregarding this tranche, raw material costs would have been in line with those in 2005 — R$ 2.203 billion, compared to R$ 2.239 billion. In 2006, CVRD purchased 10.189 million tons of iron ore from small mining companies located in Minas Gerais state, compared to 15.337 million tons in 2005.
Personnel expenses amounted to R$ 2.275 billion, CVRD Inco being responsible for R$ 520 million, while in 2005 personnel expenses were R$ 1.451 billion. In 2006, there was no collective salary increase. The Company has agreed a salary increase of 3.0% from January 2007, valid to October this year, with a one-time bonus being paid to employees in August 2006.
In 2006, demurrage expenses amounted to R$ 124 million, down 33.3% on 2005, despite the higher shipment volumes. The efforts made have considerably reduced demurrage costs, which have dropped from US$ 0.45 per ton shipped in 2004 to US$ 0.38 in 2005 and US$ 0.26 in 2006.
As a consequence of the expansion in CVRD’s asset base, which increased from R$ 33.768 billion as at the end 2005, to R$ 77.611 billion at the end of 2006, there has been an increase of R$ 439 million in depreciation and exhaustion expenses, rising from R$ 1.846 billion to R$ 2.285 billion. CVRD Inco contributed R$ 267 million to this increase.
Sales, general and administrative expenses totalled R$ 1.952 billion, up R$ 332 million on 2005. This was due to higher personnel expenses (R$ 86 million), expenses related to CVRD Inco (R$ 132 million) and depreciation (R$ 98 million).
Expenditure on research and development (R&D), of R$ 1.042 billion, was 55.1% higher than the figure in 2005, of R$ 672 million, and 136.8% higher than the figure in 2004, of R$ 440 million. R$ 84 million of this R&D expenditure was accounted by CVRD Inco in 2006. The increase seen in the last few years is due to the implementation of the Company’s strategy of focusing on organic growth, which necessarily implies increased investment in mineral exploration and feasibility studies for the development of mineral deposits in various countries.
Other operational expenses amounted to R$ 1.453 billion in 2006, up R$ 619 million on the previous year. Part of this increase was related to the provision of R$ 364 million for future investment in the closure of mines and the environmental recovery of areas, construction and improvement of dams, besides other preemptive initiatives related to environmental protection.
In 4Q06, operational expenses amounted to R$ 1.718 billion, compared to R$ 850 million in the same quarter a year earlier.

COGS BREAKDOWN

R$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Personnel	419	499	1,000	1,451	8.9	2,275	11.0
Material	777	964	1,011	3,105	19.0	3,500	16.9
Fuel oil and gases	519	609	765	1,829	11.2	2,361	11.4
Outsourced services	992	1,075	1,328	3,406	20.9	4,199	20.2
Electric energy	362	424	451	1,412	8.7	1,518	7.3
Acquisition of products	594	520	1,712	2,239	13.7	3,308	15.9
Depreciation and exhaustion	393	446	754	1,468	9.0	1,960	9.4
Goodwill amortization	91	94	45	378	2.3	325	1.6
Others	260	305	458	1,023	6.3	1,310	6.3
Total	4,407	4,937	7,524	16,311	100.0	20,756	100.0

OPERATIONAL PERFORMANCE EXCEEDS R$ 20 BILLION —A NEW RECORD
In 2006 operating profit, as measured by EBIT, reached a new record: R$ 20.089 billion, the highest in the Company’s history. EBIT raised by 38.0% compared to 2005, which was the result of an increase of R$ 11.299 billion in net revenues, partially offset by an increase of R$ 4.445 billion in COGS and R$ 1.321 billion in operational expenses.
Of this figure, CVRD Inco’s result was responsible for R$ 2.916 billion. Disregarding the contribution from this subsidiary, the raise in EBIT in 2006 and 4Q06 would have been 18.0% and 13.8%, respectively, higher than in the same periods a year earlier.
EBIT margin in 2006 amounted to 44.4%.
In 4Q06, CVRD’s EBIT totalled R$ 7.080 billion, compared to R$ 3.659 billion in 4Q05, while EBIT margin amounted to 43.4%.

RECORD NET EARNINGS: R$ 13.431 BILLION
In 2006, net earnings amounted to R$ 13.431 billion, equivalent to R$ 5.56 per share, up 28.6% compared to the results in 2005, of R$ 10.443 billion. Net earnings contributed by CVRD Inco totalled R$ 867 million in 2006.
In 4Q06, the Company’s net earnings amounted to R$ 3.368 billion, being R$ 1.39 per share, compared to R$ 2.637 billion in 4Q05.

The rise seen between 2005 and 2006 was due to an increase in operating profit of R$ 5.533 billion, partially offset by the negative impact of R$ 469 million in net financial expenses, a R$ 513 million non-operational result, the reduction of R$ 468 million in shareholding stakes and R$ 73 million discounted for minority shareholder stakes.
In 2006, the divestment of assets generated gains of R$ 1.212 billion: GIIC R$ 737 million, Usiminas R$ 135 million, Siderar R$ 197 million, Gerdau R$ 123 million and Nova Era Silicon R$ 20 million. The sale of stakes in Usiminas and Siderar were booked in 4Q06, while in the case of Gerdau, a gain of R$ 34 million was booked in 3Q06, with the remaining R$ 89 million being booked in 4Q06. In 2005, the gain with asset sales amounted to R$ 298 million.
This portfolio management has shown a significant source of value creation. On one hand it has allowed the realisation of the value incorporated in assets, which for the most part has not been reflected in the Company’s share price, while on the other hand it has improved the allocation of the Company’s capital, with increased focus on strategic assets.
CVRD’s net financial result was a negative R$ 1.745 billion, compared to a negative R$ 1.276 billion in 2005.
Financial expenses went from R$ 1.580 billion in 2005, to R$ 2.909 billion in 2006. The main reason for this growth was the increase in average debt, of US$ 4.095 billion in 2005 to US$ 10.099 billion in 2006, resulting in higher expenditure on loans and financing, R$ 643 million, and an expense of R$ 187 million for the purchase of Canadian dollar options, carried out in 3Q06.
In 2006, financial revenues totalled R$ 761 million, compared to R$ 339 million in the previous year, due to higher interest rates and an increase in the average amount of cash and equivalents held.
Monetary variation helped to improve the financial result, contributing additional revenues of R$ 438 million.
In 2006, the equity income result had a negative impact of R$ 199 million, down R$ 468 million compared to the previous year, when the equity income result was a positive R$ 269 million. We can see an increase in the payment of goodwill on consolidated companies, referring to Caemi (R$ 435 million in 2006 against R$ 142 million in 2005) and Inco (R$ 119 million in 2006). The contributions by CVRD’s equity stakes in steel companies amounted to R$ 317 million, while joint ventures for coal production in China contributed R$ 56 million.
The goodwill related to the Inco acquisition will be written off in a ten year period, which will nor generate neither fiscal nor financial results.

CASH GENERATION: RECORD EBITDA OF R$ 22.759 BILLION
Cash generation as measured by EBITDA in 2006 totalled R$ 22.759 billion, the contribution from CVRD Inco being R$ 3.183 billion. Compared to the previous year, when EBITDA amounted to R$ 16.701 billion, this represented an increase of 36.3%.
This rise of R$ 6.058 billion in 2006, compared to 2005, consisted of an increase of R$ 5.533 billion in EBIT and R$ 536 million in depreciation. During the year 2006, the Company received R$ 140 million in dividends from non-consolidated companies, against R$ 151 million in 2005.

The cash generation breakdown by business area in 2006 was: 64.6% ferrous minerals, 18.6% non-ferrous minerals, 10.7% products in the aluminum chain, 6.1% logistics, 1.5% steel, discounting expenditure on R&D from total EBITDA of 1.5%.
In 4Q06, EBITDA amounted to R$ 7.957 billion, compared to R$ 4.201 billion in 4Q05.

EBITDA

R$ million
	4Q05	3Q06	4Q06	2005	2006
Net operating revenues	8,916	11,225	16,322	33,993	45,292
COGS	(4,407)	(4,936)	(7,524)	(16,311)	(20,756)
SG&A	(436)	(402)	(602)	(1,620)	(1,952)
Research and development	(209)	(289)	(375)	(672)	(1,042)
Other operational expenses	(205)	(348)	(741)	(834)	(1,453)
EBIT	3,659	5,250	7,080	14,556	20,089
Depreciation, amortization & exhaustion	538	604	873	1,994	2,530
Dividends received	4	41	4	151	140
EBITDA	4,201	5,895	7,957	16,701	22,759

IMPROVING DEBT PROFILE
Our strong cash flow generation has made it possible to finance growth initiatives, allowing projects to be evaluated and approved on their own merits. Between 2001 and 2006, including acquisitions, US$ 36.732 billion was invested, as well as dividend distribution reached US$ 5.730 billion.
CVRD successfully completed three transactions — issue of bonds (US$ 3.75 billion) and non-convertible debentures (US$ 2.6 billion) and pre-export finance transaction (US$ 6.0 billion) — with an aim to refinancing 84% of the value of the bridge loan of US$ 14.6 billion, used to pay for the Inco acquisition. Along with other smaller operations and the use of free cash flow the payment of this loan should be completed by the beginning of 2Q07.
In view of the fact that the operation related to the pre-export finance was only effectively executed in January 2007, the favorable conditions of these transactions have brought into play are only partially reflected in the December 31, 2006 position; lengthening of the average maturity of the debt to 8.36 years against 7.89 at the end of the previous year, and reduction of its average cost, from 7.47% in 2005 to 6.37%.
The main rating agencies in the world maintained CVRD’s investment grade after the Inco acquisition. At present the company holds the following credit risk ratings: Standard & Poor’s (BBB), Moody’s (Baa3), Dominion Bond Ratings (BBB high) and Fitch Ratings (BBB-).
The company’s total debt as of December 31, 2006 was US$ 22.581 billion, an increase of US$ 17.571 billion in relation to December 31, 2005 when it totaled US$ 5.010 billion.
As of December 31, 2006 62% of our debt was tied to floating interest rates and 38% at fixed interest rates. At the same time, 85% of the total debt was denominated in US dollars, with the other 15% in other currencies: Brazilian reais, Euros and Japanese yens.

Net debt c as of December 31, 2006 was US$ 18.133 billion, with a cash holdings of US$ 4.448 billion, which held resources that were aimed at buying the remaining shares of Inco.
At the end of 2006, the Company had US$ 1.9 billion in revolving credit lines, which gave an important cushion of liquidity. There was a substantial increase in these lines of credit during last year, which at December 31, 2005 amounted to only US$ 650 million.
The leverage measured by the relationship total debt/adjusted EBITDA d went from 0.77x at December 31, 2005 to 2.00x2 at December 31, 2006. The interest coverage, measured by the relationship adjusted EBITDA/interest paide was reduced from 25.95x at the end of 2005 to 15.94x at the end of 2006, but still remains at extremely comfortable levels. The relation between total debt and enterprise value f went from 10.1% to 25.7%.
At the December 31, 2006 position we only had a little more than two months of adjusted EBITDA generated by CVRD Inco operations, which would produce artificially high levels of leverage when compared to a significant increase in debt in 4Q06. Thus, to calculate the leverage indicators and interest coverage we used adjusted EBITDA value calculated in accordance with the pro forma consolidation.

DEBT INDICATORS

US$ million
	4Q05	3Q06	4Q06
Gross debt	5,010	5,870	22,581
Net debt	3,969	2,979	18,133
Gross debt / adjusted LTM EBITDA (x)	0.77	0.71	2.00
Adjusted LTM EBITDA / LTM interest expenses (x)	25.95	21.63	19.70
Gross debt / EV (%)	10.04	11.06	25.68

Enterprise Value = market capitalization + net debt

PERFORMANCE OF THE BUSINESSES
Ferrous minerals — leadership position achieved in China and new records
The vigorous growth in global demand for iron ore and pellets, and the expansion of CVRD’s production as a result of the conclusion of various projects and productivity gains, has enabled the Company to achieve a series of new records in volume terms. The amount shipped of these products in 2006, of 272.682 million tons, was the highest in CVRD’s history, exceeding the figure in 2005 by 8.1%.
In 2006, iron ore sales amounted to 238.728 million tons, up 11.9% compared to the figure in 2005, of 213.338 million tons.
Pellet sales, of 33.954 million tons, while 12.6% down on the previous year’s figure of 38.851 million tons, due to the shutdown in the São Luís pellet plant which lasted for almost four months.
CVRD concluded its 2007 iron ore price negotiations with Chinese clients on December 21, 2006, agreeing on an increase of 9.5%. Subsequently, still in December, a price agreement was entered into with Ilva, Italy’s largest steel company, for blast furnace pellets, with a price increase agreed of 5.28%.

[2]	Considering, in 4Q06, pro forma consolidated adjusted LTM EBITDA of US$ 11.306 billion.

In 4Q06, the Company sold 61.046 million tons of iron ore and 9.138 million tons of pellets. Iron ore sales were 9.0% higher than in the same period a year earlier, but 3.3% down on 3Q06, seeing that production in the Southern and Southeastern Systems was adversely affected by the rainy season, which began earlier than usual this year — normally occurring in the first quarter of the following year. For pellets, there were extraordinary sales in 4Q05 of 11.604 million tons, as a consequence of hurricane Katrina and the rescheduling of shipments from 3Q05.
CVRD has become the largest supplier of iron ore to China, having shipped 77.873 million tons to that country in 2006, up 37.8% on the previous year’s figure of 56.530 million tons. As a result, the Company was responsible for 23.2% of Chinese imports, which in turn represented 28.6% of our total sales volume, compared to 22.4% in 2005 and 19.0% in 2004. Japan imported 28.655 million tons, representing 10.5% of total sales, Germany imported 22.667 million tons, being 8.3% of total sales, followed by France with 4.4%, South Korea with 3.7% and Italy with 3.4%. Sales in Brazil, of 46.582 million tons, represented 17.1% of the total.
CVRD’s manganese and ferro-alloy businesses went through a restructuring process with the closing down of higher cost units, changes in the energy matrix and composition of raw materials, reduction in the number of products and divestment of non-strategic assets.
Sales of manganese ore and ferro-alloys respectively amounted to 779,000 tons and 522,000 tons in 2006, down 14.1% and 4.6%, respectively, compared to 2005.
In 4Q06, manganese ore shipments amounted to 208,000 tons, while ferro-alloy shipments amounted to 121,000 tons.
In 2006, revenue from ferrous minerals — iron ore, pellets, manganese and ferro-alloys — reached R$ 27.635 billion, up 10.9% on 2005’s figure of R$ 24.926 billion.
Gross revenues from iron ore shipments were R$ 20.719 billion, up 24.1% on 2005. Pellet shipments were responsible for revenues of R$ 5.621 billion, pelletization services in the plants at Tubarão, R$ 70 million, manganese sales, R$ 121 million and ferro alloys, R$ 1.104 billion.
EBIT margin in 2006 amounted to 49.3%. EBITDA from the sale of ferrous minerals amounted to R$ 14.706 billion, representing 64.6% of CVRD’s total cash generation for the year, up 8.3% on the figure in 2005 of R$ 13.582 billion.

SALES VOLUME — IRON ORE AND PELLETS

thousand tons
	4Q05	3Q06	4Q06	2005	%	2006	%
Iron ore	56,007	63,119	61,046	213,338	84.6	238,728	87.5
Pellets	11,604	9,611	9,138	38,851	15.4	33,954	12.5
Total	67,611	72,730	70,184	252,189	100.0	272,682	100.0

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

million tons
	4Q05	3Q06	4Q06	2005	%	2006	%
Asia	30.7	33.9	32.4	101.9	40.4	127.0	46.6
China	17.9	20.4	19.4	56.5	22.4	77.9	28.6
Japan	6.6	7.8	7.9	25.3	10.0	28.7	10.5
South Korea	4.0	2.9	2.2	10.7	4.2	10.1	3.7
Emerging Asia (ex-China)	2.2	2.8	2.9	9.4	3.7	10.3	3.8
Europe	17.5	19.0	18.3	75.5	29.9	71.3	26.2
Germany	5.8	5.9	5.9	24.6	9.7	22.7	8.3
France	3.3	3.5	3.1	11.9	4.7	11.9	4.4
Italy	1.1	2.8	2.5	9.8	3.9	9.3	3.4
Others	7.3	6.8	6.7	29.2	11.6	27.4	10.1
Brazil	11.4	12.0	12.0	45.6	18.1	46.6	17.1
USA	1.7	1.0	1.2	5.0	2.0	4.5	1.6
RoW	6.3	6.8	6.2	24.2	9.6	23.3	8.6
Total	67.6	72.7	70.2	252.2	100.0	272.7	100.0

Non ferrous minerals — the nickel effect
Revenues from the sale of non-ferrous minerals — nickel, copper, kaolin, potash, precious metals and cobalt — amounted to R$ 8.500 billion, a milestone for the Company, which through the acquisition of CVRD Inco has become one of the most important global players in the base metals industry.
The consolidation of CVRD Inco contributed R$ 6.025 billion to the increase of R$ 6.776 billion from 2005 to 2006.
Revenues from nickel sales amounted to R$ 5.088 billion, revenue from copper sales, R$ 2.327 billion, kaolin, R$ 473 million and potash, R$ 310 million.
In 2006 EBIT margin amounted to 44.3% while EBITDA totalled R$ 4.231 billion. The consolidation of CVRD Inco contributed R$ 3.183 billion to cash generation in the non-ferrous segment.
Nickel sales by CVRD in 2006 amounted to 73,800 tons, generating gross revenues of R$ 5.088 billion, 10.9% of the Company’s total sales.
In pro forma terms, CVRD’s nickel production amounted to 250,600 tons in 2006, thus becoming the largest nickel producer in the world.
CVRD sold 169,000 tons of copper in 2006, 81,000 tons being in 4Q06. Disregarding the consolidation of CVRD Inco, the Company’s sales for the year would have been 128,000 tons of copper, contained in the concentrates produced by Sossego, an increase of 7.3% on the previous year.
In 2006, revenue generated from copper sales amounted to R$ 2.327 billion, 5.0% of the Company’s total revenues, R$ 635 million of which was from the consolidation of CVRD Inco. Disregarding this effect, revenues would have still been 80.6% higher than the figure in 2005, of R$ 937 million. In 4Q06, revenues totalled R$ 1.029 billion.
The volume sold of kaolin in 2006, of 1.323 million tons, was 8.6% higher than in 2005, thus setting a new sales record.

In 4Q06, CVRD’s sold 414,000 tons of kaolin, setting a new quarterly results, compared to 355,000 tons in the same period a year earlier.
Gross revenue from kaolin sales were R$ 473 million, up 10.5% on the previous year. In 4Q06, revenues amounted to R$ 152 million.
Potash sales in 2006 amounted to 733,000 tons, an annual record and up 14.5% on 2005. The conclusion of the 850,000-ton capacity expansion project at Taquari-Vassouras was responsible for the increased sales this year.
In 4Q06, the Company sold 218,000 tons of potash, up 23.9% on 4Q05.
In 2006, revenues from potash shipments totalled R$ 310 million, compared to R$ 93 million in 4Q06.
In 4Q06 and 2006, sales of platinum group metals (PGMs) and precious metals (gold and silver), by-products of our Canadian nickel operations, contributed R$ 221 million to the Company’s total revenues, where sales of platinum were responsible for with R$ 108 million. Cobalt shipments amounted to R$ 40 million.
Aluminum — shipments and record cash generation
In 2006, CVRD’s bauxite shipments amounted to 4.085 million tons, lower than the previous year’s sales of 5.600 million tons, due to the need to supply modules 4 and 5 at the Barcarena refinery. Shipments in 4Q06 amounted to 872,000 tons.
Alumina sales volume in 2006 reached 3.207 million tons, setting a new annual record. Compared to the previous year’s shipments of 1.738 billion tons, there was an increase of 84.5%. This rise was due to expansion at the Barcarena refinery. As a result of the operational start-up of modules 4 and 5 in 1H06, the refinery’s nominal production capacity has been increased to 4.3 million tons of alumina per year.
Sales of primary aluminum, of 510,000 tons — another record — exceeded sales in 2005 by 12,000 tons.
In 2006, gross revenue from the sale of products in the aluminum chain amounted to R$ 5.533 billion, representing 11.8% of the Company’s total revenue, being 43.5% higher than the figure in 2005 of R$ 3.857 billion.
EBIT margin amounted to 41.3% in 2006, and EBITDA totalled R$ 2.435 billion, up 68.3% on the previous year.

SALES VOLUME — ORES AND METALS

thousand tons
	4Q05	3Q06	4Q06	2005	2006
Manganese	244	224	208	907	779
Ferro alloys	124	131	121	547	522
Copper	34	36	81	119	169
Nickel	—	—	73	—	73
Cobalt	—	—	1	—	1
Precious metals (ounce troy)	—	—	664	—	664
PGMs (ounce troy)	—	—	120	—	120
Potash	176	291	218	640	733
Kaolin	355	283	414	1,218	1,323
Bauxite	1,544	1,049	872	5,600	4,085
Alumina	403	829	1,021	1,738	3,207
Aluminum	131	141	120	498	510

Logistics Services
During 2006, CVRD’s railroads — Carajás (EFC), Vitória a Minas (EFVM), Centro-Atlântica (FCA) and MRS Logística (MRS) — transported 28.922 billion net ton kilometres (ntk) of general cargo for clients, in line with the volume transported in 2005, of 28.379 billion ntk. The main freight transported consisted of inputs and products for the steel industry, 45.1%, agricultural products, mainly soybean, sugar and fertilisers, 38.3%, fuel, 7.2%, and inputs for the building industry and forestry products, 6.4%.
For the second year running, problems in the production of grain and steel in Brazil have limited the growth in demand for logistics services.
In 4Q06, CVRD’s railroads transported 6.839 billion ntk, 7.3% higher than the amount in 4Q05, of 6.373 billion ntk.
The Company’s port and maritime terminals handled 29.600 million tons of general cargo, compared to 30.530 million tons in 2005. In 4Q06, the volume handled by CVRD’s port and maritime terminals amounted to 7.433 million tons, compared to 7.622 million tons in the same quarter a year earlier.
In 2006, the Company’s logistics services generated gross revenue of R$ 3.405 billion — 7.3% of the Company’s total revenues — 3.5% higher than the amount in 2005, of R$ 3.291 billion. The railroad transport of general cargo contributed R$ 2.578 billion in revenue, port services, R$ 515 million and coastal shipping and port support services, R$ 312 million.
In 2006, EBIT margin was 34.1% and EBITDA, R$ 1.400 billion.

LOGISTICS SERVICES

	4Q05	3Q06	4Q06	2005	2006
Railroads (million ntk)	6,373	7,951	6,839	28,379	28,922
Ports (million tons)	7,622	8,197	7,433	30,530	29,600
EBITDA BY BUSINESS AREA

R$ million
	4Q05	3Q06	4Q06	2005	%	2006	%
Ferrous minerals	3,528	4,446	3,665	13,582	81.3	14,706	64.6
Non- ferrous minerals	157	428	3,347	428	2.6	4,231	18.6
Logistics	221	447	384	1,217	7.3	1,400	6.1
Aluminum	339	596	631	1,446	8.7	2,435	10.7
Steel	46	111	24	298	1.8	336	1.5
Others	(91)	(133)	(94)	(270)	-1.7	(349)	-1.5
Total	4,201	5,895	7,957	16,701	100.0	22,759	100.0

INVESTMENTS
In 2006, the Company invested US$ 26.0 billion, of which US$ 3.241 billion in organic growth — US$ 2.765 billion in projects and US$ 476 million in R&D — US$ 1.259 billion in stay-in-business and US$ 21.5 billion in acquisitions. CVRD realized four acquisitions last year: Inco (US$ 19.0 billion)3, Caemi (US$ 2.4 billion), Rio Verde Mineração (US$ 47 million) and Valesul (US$ 27.5 million)4.

[3]	The US$ 19.0 billion invested on the acquisition of Inco comprehends the price of US$ 17.8 billion plus its net debt of US$ 1.2 billion. US$ 15.8 billion were paid to Inco shareholders in 2006 and US$ 2.0 billion were disbursed in 2007.

For further details about 2006 investments and budget capex for 2007, please access the press release of January 26, 2006 on our website www.cvrd.com.br, in the Investor Relations section.

CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on March 8, at 12:00 midday Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time. Instructions for participation will be available on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from March 8.

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.

[4]	Rio Verde Mineração is an iron ore producer in the State of Minas Gerais. CVRD acquired 46% of Valesul for US$ 27.5 million becoming sole owner.

FINANCIAL STATEMENTS

R$ million
	4Q05	3Q06	4Q06	2005	2006
Gross operating revenues	9,204	11,642	16,692	35,350	46,746
Taxes	(288)	(417)	(370)	(1,357)	(1,454)
Net operating revenues	8,916	11,225	16,322	33,993	45,292
Cost of goods sold	(4,407)	(4,936)	(7,524)	(16,311)	(20,756)
Gross profit	4,509	6,289	8,798	17,682	24,536
Gross margin (%)	50.6%	56.0%	53.9%	52.0%	54.2%
Operational expenses	(850)	(1,039)	(1,718)	(3,126)	(4,447)
Sales	(54)	(26)	(121)	(340)	(383)
Administrative	(382)	(376)	(481)	(1,280)	(1,569)
Research and development	(209)	(289)	(375)	(672)	(1,042)
Other operational expenses	(205)	(348)	(741)	(834)	(1,453)
Operating profit before result from shareholdings	3,659	5,250	7,080	14,556	20,089
Result from shareholdings	105	(14)	(144)	269	(199)
Equity income	136	119	118	498	389
Goodwill amortization	(51)	(131)	(262)	(223)	(563)
Others	20	(2)	—	(6)	(25)
Financial result	(764)	(249)	(771)	(1,276)	(1,745)
Financial expenses	(527)	(400)	(1,426)	(1,580)	(2,909)
Financial revenues	103	138	410	339	761
Monetary variation	(340)	13	245	(35)	403
Operating profit	3,000	4,987	6,165	13,549	18,145
Result of discontinued operations	—	34	(1,006)	298	(215)
Income tax and social contribution	3,000	5,021	5,159	13,847	17,930
Earnings before income tax and social contribution	(153)	(792)	(1,420)	(2,368)	(3,390)
Minority interest	(210)	(256)	(371)	(1,036)	(1,109)
Net earnings	2,637	3,973	3,368	10,443	13,431
BALANCE SHEET

R$ million
	12/31/05	09/30/06	12/31/06
Asset
Current	12,571	17,533	27,169
Long term	3.354	5,325	6,691
Fixed	36,788	45,027	89,149
Total	52,713	67,885	123,009
Liabilities
Current	11,667	9,507	16,644
Long term	14,034	16,793	61,259
Others	2,960	2,638	6,008
Shareholders’ equity	24,052	38,947	39,098
Paid-up capital	14,000	19,492	19,492
Reserves	10,052	19,455	19,606
Total	52,713	67,885	123,009

CASH FLOW	R$ million
	4Q05	3Q06	4Q06	2005	2006
Cash flows from operating activities:
Net income	2,637	3,973	3,368	10,443	13,431
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(105)	14	144	(269)	199
Result from sale of investment	—	(34)	(421)	(298)	(1,212)
Depreciation, depletion and amortization	446	510	827	1,615	2,203
Deferred income tax and social contribution	(201)	(258)	81	(545)	(158)
Financial expenses and foreign exchange and monetary net variation	437	251	80	(919)	(193)
Minority interest	210	256	371	1,036	1,109
Impairment of property, plant and equipment	46	43	162	123	284
Goodwill amortization in the COGS	92	94	47	379	327
Net unrealized derivative losses	252	(162)	214	416	315
Dividends/interest attributed to stockholders received	4	41	4	151	140
Others	(22)	(139)	80	(6)	(57)
Decrease (increase) in assets:
Accounts receivable	(376)	(681)	264	(1,005)	(821)
Inventories	(21)	(371)	(1)	(228)	(470)
Advanced pay to energy suppliers	(142)	(66)	(17)	(468)	(217)
Others	328	(269)	(441)	(931)	(868)
Increase (decrease) in liabilities:
Suppliers and contractors	365	240	230	401	(130)
Payroll and related charges	(93)	108	(159)	84	(183)
Taxes and Contributions	(980)	395	(212)	591	122
Others	217	299	242	(102)	108
Net cash provided by operating activities	3,280	4,244	4,863	10,468	13,929
Cash Flow from investing activities:
Loans and advances receivable	66	94	(261)	123	(322)
Guarantees and deposits	(43)	(131)	87	(217)	(190)
Additions to investments	(23)	(122)	(80)	(272)	(315)
Additions to property, plant and equipment	(3,099)	(1,777)	(4,191)	(9,245)	(10,102)
Net cash for acquisition and investment on subsidiaries	(1,621)	(26)	(28,211)	(1,621)	(28,237)
Proceeds from disposals of investments/property, plant and equipment	37	43	608	348	1,670
Net cash used in investing activities	(4,683)	(1,919)	(32,048)	(10,884)	(37,496)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(145)	432	939	111	1,471
Long-term debt	3,406	445	45,855	4,500	49,419
Repayments:
Financial institutions	(334)	(477)	(14,949)	(2,319)	(16,615)
Interest attributed to stockholders	(1,810)	(79)	(1,462)	(3,090)	(2,974)
Stocks in treasury	—	(605)	—	—	(659)
Net cash used in financing activities	1,117	(284)	30,383	(798)	30,642
Increase (decrease) in cash and cash equivalents	(286)	2,041	3,198	(1,214)	7,075
Cash and equivalents, beginning of period	2,989	4,539	6,580	3,917	2,703
Cash and equivalents, end of period	2,703	6,580	9,778	2,703	9,778
Cash paid during the period for:
Interest on short-term debt	(18)	(11)	(14)	(49)	(41)
Interest on long-term debt	(135)	(326)	(562)	(686)	(1,271)
Paid income tax and social contribution	(173)	(580)	(151)	(1,231)	(1,264)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(123)	100	(7)	372	(38)
Income tax and social contribution paid with credits	(315)	(195)	(81)	(483)	(436)

This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: January 30, 2007	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations